UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2026

Matthew Liotta
Chief Executive Officer
Volato Group, Inc.
1954 Airport Road
Suite 124
Chamblee, GA 30341

Re: Volato Group, Inc.
Registration Statement on Form S-3
Filed June 18, 2026
File No. 333-296918

Dear Matthew Liotta:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Hallie Heath